UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Integration of Securities Companies in Japan of

Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley

Tokyo, March 30, 2010—Mitsubishi UFJ Financial Group, Inc. (“MUFG”: President and CEO Nobuo Kuroyanagi) and Morgan Stanley (“MS”: President and CEO James P. Gorman) hereby announce that they signed today definitive agreements regarding the integration of their securities companies in Japan as previously announced on March 26, 2009 and November 18, 2009.

1. Purpose of the Integration

As part of the global alliance between MUFG and MS, MUFG and MS will integrate their securities operations in Japan into two jointly-owned securities companies, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Morgan Stanley MUFG Securities Co., Ltd., on May 1, 2010.

The two securities companies to be established aim to become the leading securities companies in Japan that are most supported by clients by effectively meeting their increasingly sophisticated and diverse financial needs through an organic merger of MUFG’s comprehensive domestic financial services network and extensive client base with MS’ global reach and high quality products and services and through addition of global perspectives to expertise.

2. Securities Companies to be Established by the Integration

(1) Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Mitsubishi UFJ Securities Co., Ltd.’s existing Japanese business operations and Morgan Stanley Japan Securities Co., Ltd.’s existing investment banking business (“IB Business”) will be integrated and become Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). As of May 1, 2010, the IB Business of Morgan Stanley Japan Securities Co., Ltd. will be succeeded by MUMSS through an absorption-type company split.

Company Name:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Address:	5-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan

Shareholders:	Mitsubishi UFJ Securities Holdings Co., Ltd. (voting and economic interests: 60%)
Morgan Stanley Japan Holdings Co., Ltd. (voting and economic interests: 40%)

Key Officers:

Title	Name
President & CEO	Fumiyuki Akikusa
Deputy President and CEO of Retail and Middle Market	Hideyuki Nakajima
Deputy President and CEO of Investment Banking	Haruo Nakamura
Deputy President and CEO of Sales and Trading	Toshiyuki Hatakama

(2) Morgan Stanley MUFG Securities Co., Ltd.

Morgan Stanley Japan Securities Co., Ltd.’s existing sales & trading operations and capital markets operations (equity and debt underwriting), excluding the IB Business, will become Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”) and operate as a joint venture with MUFG.

Company Name:	Morgan Stanley MUFG Securities Co., Ltd.

Address:	20-3, Ebisu 4-chome, Shibuya-ku, Tokyo, Japan

Shareholders:	Morgan Stanley Japan Holdings Co., Ltd. (voting interest: 51%)
Mitsubishi UFJ Securities Holdings Co., Ltd. (voting interest: 49%)
The economic interest will be allocated between Mitsubishi UFJ Securities Holdings Co., Ltd. and Morgan Stanley Japan Holdings Co., Ltd. 60: 40.

Key Officers:

Title	Name
President & CEO	Jonathan B. Kindred

3. Overview of Services Offered by the Two Securities Companies to be Established

MUMSS and MSMS will support clients’ business activities in Japan and overseas by collaborating closely in many respects, leveraging each of their strengths and by combining MUFG’s extensive client bases and MS’ global reach.

(a) Various Services Provided to Corporate Clients

MUMSS’ head office and branch offices will continue to be the service channel to meet various needs of corporate clients.

(b) Investment Banking Services for Corporate Clients

The investment banking division to be strengthened by the integration will become the service channel of the investment banking operation and provide comprehensive investment banking services to meet the needs of corporate clients.

M&A Advisory Needs: MUMSS will collaborate with MS to provide clients with strategic advice and outstanding execution services using global and advanced know-how of MS.

Financings, Capital Raisings and Risk Management Needs: MUMSS will collaborate with MSMS to provide optimal financing, capital raising and risk management proposals to its clients by leveraging MS’ track record in the global markets and MUFG’s know-how in the Japanese market. MUMSS, MSMS and MS will collaborate to assist the IR activities of clients, including outside Japan.

(c) Sales & Trading Services for Corporate and Institutional Investors

MUMSS and MSMS will each continue offerings its sales & trading products and services to corporate and institutional clients, utilizing its own strength. There will be further collaboration, such as introducing by MUMSS of MS’ products and services to corporate clients based on their needs.

(d) Services for Retail Customers.

For retail customers, MUMSS will expand products and services by utilizing, in addition to its own advice and proposals depending upon the clients’ needs, know-how and expertise of MS and MSMS.

4. Integration Schedule

Dec. 1, 2009	Incorporation of “MUS Spin-off Preparation Co., Ltd.” (wholly-owned by Mitsubishi UFJ Securities Co., Ltd.) (completed)

Apr. 1, 2010	Absorption-type company split by Mitsubishi UFJ Securities Co., Ltd. to shift to an intermediary holding company structure:

• Change of the corporate name of Mitsubishi UFJ Securities Co., Ltd. to “Mitsubishi UFJ Securities Holdings Co., Ltd.”

• Change of the corporate name of MUS Spin-off Preparation Co., Ltd. to “Mitsubishi UFJ Securities Co., Ltd.”

May 1, 2010	Establishment of two joint venture securities companies owned by MUFG and MS:

• Transfer the IB Business of Morgan Stanley Japan Securities Co., Ltd. to Mitsubishi UFJ Securities Co., Ltd. through an absorption-type company split

• Change of the corporate name of Mitsubishi UFJ Securities Co., Ltd. to “Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.”

• Change of the corporate name of Morgan Stanley Japan Securities Co., Ltd. to “Morgan Stanley MUFG Securities Co., Ltd.”

(The first business day after the establishment of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Morgan Stanley MUFG Securities Co., Ltd. will be May 6, 2010)

5. Overview of the Two Securities Companies to be Established

Company Name	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Morgan Stanley MUFG Securities Co., Ltd.

Representative	President & CEO Fumiyuki Akikusa	President & CEO Jonathan B. Kindred

Address	5-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan	20-3, Ebisu 4-chome, Shibuya-ku, Tokyo, Japan

Commencement of Operations of Original Business	March 4, 1948	March 6, 1984

Principal Business	Financial instruments business	Financial instruments business

Capital	¥3 billion (expected as of May 1, 2010)	¥126 billion (expected as of May 1, 2010)

Employees	Approximately 6,800 (expected as of May 1, 2010)	Approximately 810 (expected as of May 1, 2010)

Fiscal year end	March 31	March 31

*    *    *

Contacts:

Mitsubishi UFJ Financial Group:	Public Relations Division	81-3-3240-7651

Morgan Stanley:	Media Relations	81-3-5424-5019/5020